UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                       TIM HELLAS TELECOMMUNICATIONS S.A.
                       ----------------------------------
                                (Name of Issuer)

               Ordinary Shares, Nominal Value (euro)1.53 Per Share
               ---------------------------------------------------
                         (Title of Class of Securities)

                                    88706Q104
                                    ---------
                                 (CUSIP Number)

                                 March 11, 2005
                                 --------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ] Rule 13d-1(b)
                  [X] Rule 13d-1(c)
                  [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                                Page 1 of 6 Pages

                                  SCHEDULE 13G

CUSIP No.  88706Q104                                           Page 2 of 6 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  ERIC SEMLER

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                                     a. [ ]
                                                     b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                            5             Sole Voting Power
Number of                                          4,395,091
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         4,395,091
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    4,395,091

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [   ]

11       Percent of Class Represented By Amount in Row (9)

                                    5.28%

12       Type of Reporting Person (See Instructions)

                                    IA; HC

                                                               Page 3 of 6 Pages

Item 1(a)         Name of Issuer:

                  TIM Hellas Telecommunications S.A. (the "Issuer")

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  66 Kifissias Avenue, 15125 Maroussi, Athens, Greece

Item 2(a)         Name of Person Filing:

                  The Statement is filed on behalf of Mr. Eric Semler ("Mr. Semler," and/or the "Reporting Person").

                  This Statement relates to Shares (as defined herein) held for the accounts of TCS Capital International, Ltd., a Cayman Islands corporation ("TCS Capital International"), TCS Capital, LP, a Delaware limited partnership ("TCS Capital"), and TCS Capital II, LP, a Delaware limited partnership ("TCS Capital II").

                  TCS Capital Management, LLC, a Delaware limited liability company ("TCS Capital Management"), is the investment manager of each of TCS Capital International, TCS Capital and TCS Capital II. In his capacity, as the managing member of TCS Capital Management, Mr. Semler may be deemed to have investment discretion over, and may be deemed to be the beneficial owner of, securities held for the accounts of the TCS Capital International, TCS Capital and TCS Capital II.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address of the principal business office of the Reporting Person is 888 Seventh Avenue, Suite 1504, New York, NY 10019.

Item 2(c)         Citizenship:

                  Mr. Semler is a citizen of the United States.

Item 2(d)         Title of Class of Securities:

                  Ordinary Shares, Nominal Value (euro)1.53 Per Share

Item 2(e)         CUSIP Number:

                  88706Q104

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  This Item 3 is not applicable.

                                                               Page 4 of 6 Pages

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  As of March 11, 2005, Mr. Semler may be deemed to be the beneficial owner of 4,395,091 Shares. This number consists of (A) 2,904,129 Shares held for the account of TCS Capital International, (B) 248,890 Shares held for the account of TCS Capital, and (C) 1,242,072 Shares held for the account of TCS Capital II.

Item 4(b)         Percent of Class:

                  According to the Issuer's most recent Annual Report on Form 20-F, there were 83,193,220 Shares outstanding as of December 31, 2003. The 4,395,091 Shares of which Mr. Semler may be deemed to be the beneficial owner constitute approximately 5.28% of the total number of outstanding Shares.

Item 4(c)         Number of shares as to which such person has:

    Mr. Semler
    ----------
    (i)    Sole power to vote or direct the vote:                     4,395,091
    (ii)   Shared power to vote or to direct the vote                         0
    (iii)  Sole power to dispose or to direct the disposition of      4,395,091
    (iv)   Shared power to dispose or to direct the disposition of            0

Item 5.           Ownership of Five Percent or Less of a Class:

                  This Item 5 is not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person:

                  This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

                  This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

                                                               Page 5 of 6 Pages

Item 10. Certification:

                  By signing below the Reporting Person certifies that, to the best of such person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                                               Page 6 of 6 Pages

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:    March 11, 2005                    ERIC SEMLER


                                           /s/ Eric Semler
                                           ------------------------